Exhibit 99.4
                    LETTER FROM BROKERS OR OTHER NOMINEES TO
                 BENEFICIAL OWNERS OF JACKSONVILLE BANCORP, INC.
                             SHARES OF COMMON STOCK



To our Clients:

      Enclosed   for   your   consideration   are   (1)   a   Prospectus   dated
__________________, 2001, (2) Instructions for Use of Jacksonville Bancorp, Inc., Subscription Certificate, (3) Instructions by Beneficial Owners to Brokers or Other Nominees, and (4) a Subscription Certificate relating to the offering by Jacksonville Bancorp, Inc. (the "Company"), of an aggregate of up to 225,000 units. The Company has granted to stockholders of record on
______________________, 2001 (the "Record Date"), subscription rights to purchase units for $____________ per unit (the "Subscription Price"). Each unit consists of two shares of the Company's common stock (the "Common Stock") and one warrant. The warrant entitles you to purchase one share of Common Stock for $________ until September 30, 2004 (unless extended). The subscription rights are described in greater detail in the enclosed Prospectus.

      As described in the Prospectus, you will receive 1 right for each 5 shares of Common Stock you own as of the Record Date. One right will entitle you to purchase one unit. No fractional rights will be issued; if a fractional right would be calculated for you as a result of the ratio described above, the number of rights granted to you will be rounded up to the nearest whole number. You are entitled to subscribe for 1 unit for each whole right granted to you (the "Basic Subscription Right") at the Subscription Price. You will also have the right, subject to proration, to subscribe to purchase additional units (the "Oversubscription Privilege"). If there are insufficient additional units to satisfy all exercised Oversubscription Privileges, such additional units will be allocated pro rata among all the holders of the rights exercising Oversubscription Privileges, in proportion to the number of units for which you have subscribed under your Basic Subscription Right. You must elect to exercise your Oversubscription Privilege (or not) at the time you exercise your Basic Subscription Right, and you must exercise your Basic Subscription Right in full in order to exercise your Oversubscription Privilege.

      THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF THE SHARES OF COMMON STOCK CARRIED BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. EXERCISES OF THE RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER AND IN ACCORDANCE WITH YOUR INSTRUCTIONS. Accordingly, we request instructions as to whether you wish us to elect to subscribe for any units to which you are entitled under the terms and conditions set forth in the enclosed Prospectus and "Instructions for Use of Jacksonville ___ Bancorp, Inc. Subscription Certificate." We urge you to read these documents carefully before instructing us as to exercise of your subscription rights.

      Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise subscription rights on your behalf in accordance with the provisions of the offering described in the Prospectus. The offering will expire on __________________, 2002, at 5:00 P.M., Eastern time unless the offering is extended. Once you have submitted a subscription, such subscription may not be revoked.

      If you wish to have us, on your behalf, exercise the subscription rights for any units to which you are entitled, please so instruct us by completing, executing, and returning to us the attached instruction form.

     ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE OFFERING SHOULD BE DIRECTED TO GILBERT J. POMAR, III, PRESIDENT AND CHIEF EXECUTIVE OFFICER AT
(904) 421-3040 OR VIA E-MAIL TO CHERYL WHALEN, CHIEF FINANCIAL OFFICER AT CWHALEN@JAXBANK.COM.